Diana E. McCarthy

Partner

215-988-1146 Direct

215-988-2757 Fax

Diana.McCarthy@dbr.com

July 19, 2011

VIA EDGAR

Linda Stirling

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds (“Registrant”)

Post-Effective Amendment No. 76

(File Nos. 33-73404 and 811-08236)

Dear Ms. Stirling:

The following responds to the comments we received from you on June 23, 2011, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A referenced above (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of the Global Tactical Asset Allocation Fund (the “Fund”). Our responses (in bold) follow your comments:

1.  Comment: Under the “Summary Section—Fees and Expenses of the Fund,” please move footnote 1 next to “Acquired Fund Fees and Expenses”.

Response: Registrant will make the change requested by the examiner.

2.  Comment: Under the “Summary Section—Fees and Expenses of the Fund,” if the investment adviser has the ability to recoup amounts reimbursed under the contractual reimbursement arrangement discussed in footnote 2, please disclose that ability.

Response: Registrant confirms that the Fund’s investment adviser cannot recoup amounts previously reimbursed under the contractual expense reimbursement arrangement referenced in footnote 2.

3.  Comment: Under the “Summary Section—Principal Investment Strategies,” please disclose any maturity parameters with respect to the fixed income securities in which the Fund intends to invest.

Response: Registrant confirms that the Fund does not have any maturity parameters with respect to the fixed income securities in which it intends to invest.

Linda Stirling

July 19, 2011

4. Comment: Because the Fund uses the term “Global” in its name, please disclose that 40% of the Fund will be invested in foreign companies, either in the summary section or as Item 9 disclosure.

Response: The Registrant is a tactical asset allocation fund and its allocations will vary from time to time based on the investment adviser’s asset allocation decisions. As discussed in the Prospectus, the investment adviser reviews the asset allocation framework and recommended allocations at least monthly, or more frequently as needed, to consider adjusting the allocations based on its evolving investment views amid changing market and economic conditions. Registrant therefore believes that the following disclosure, in lieu of the disclosure proposed in the comment, is more appropriate:

Depending on Northern Trust’s tactical asset allocation strategies, the Fund’s investments in asset classes representing foreign securities may range from 20% to 60% of its total assets at any given time.

5. Comment: Under the “Summary Section—Tax Information,” please disclose that distributions may be taxable upon withdrawal from tax-deferred accounts.

Response: Registrant will add the following statement under “Summary Section—Tax Information”: “Distributions may be taxable upon withdrawal from tax-deferred accounts.”

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-1146.

Sincerely,

/s/ Diana E. McCarthy

Diana E. McCarthy

cc: Craig Carberry, Esq.